EXECUTION COPY

AMENDMENT AND WAIVER

          This Amendment and Waiver Agreement (this “Agreement”), is made as of the12th day of November, 2010, by and among POLYMET MINING CORP., a corporation existing under the laws of British Columbia (the “Company”), POLY MET MINING, INC., a corporation existing under the laws of the State of Minnesota (the “Issuer”), and GLENCORE AG, a corporation existing under the laws of Switzerland (the “Purchaser”).

RECITALS

          WHEREAS, the Company, the Issuer and the Purchaser are parties to that certain Purchase Agreement, dated as of October 31, 2008, as amended by Letter Agreement, dated November 28, 2008, as further amended by Amendment Letter No. 2, dated December 12, 2008, as further amended by Amendment Letter No. 3, dated December 19, 2008, as further amended by Amendment Letter No. 4, dated January 30, 2009, as further amended by Amendment Letter No. 5, dated February 24, 2009, as further amended by Amendment Letter No. 6, dated March 30, 2009, as further amended by Amendment Letter No. 7, dated April 28, 2009, as further amended by Amendment Letter No. 8, dated June 4, 2009, as further amended by Amendment Letter No. 9, dated August 31, 2009, as further amended by Amendment Letter No. 10, dated October 20, 2009, and as further amended by Amendment Letter No. 11 dated November 16, 2009 (as amended, supplemented or otherwise modified from time to time, the “Purchase Agreement”);

          WHEREAS, pursuant to the Purchase Agreement, (1) the Issuer agreed to issue Floating Rate Secured Debentures due September 30, 2011 (each, a “Debenture” and collectively, the “Debentures”) in five separate tranches, consisting of four Debentures in the aggregate principal amount of US$25,000,000 and a fifth Debenture in the principal amount of US$25,000,000, in each case to be issued and delivered by the Issuer and paid for by the Purchaser upon fulfillment or waiver of certain conditions set forth therein; and (2) the Company issued (i) a warrant, exercisable from time to time (the “Exchange Warrant”), to purchase common shares of the Company, without par value (the “Common Shares”), in an amount equal to the principal amount of the first four Debentures divided by $4.00, and the principal amount of the fifth Debenture divided by $2.65, and (ii) a warrant, as amended, to purchase up to 6,250,000 Common Shares at an exercise price of US$3.00 (the “Purchase Warrant” and together with the Exchange Warrant, the “Warrants”);

          WHEREAS, (1) the first Debenture in the original principal amount of US$7,500,000 (the “Tranche A Debenture”) was issued to the Purchaser on October 31, 2008; (2) the second Debenture in the original principal amount of US$7,500,000 (the “Tranche B Debenture”) was issued to the Purchaser on December 24, 2009; (3) the third Debenture in the original principal amount of US$5,000,000 (the “Tranche C Debenture”) was issued to the Purchaser on June 18, 2009; (4) the fourth Debenture in the original principal amount of US$5,000,000 (the “Tranche D Debenture”) was issued to the Purchaser on September 2, 2009; and (5) US$2,200,000 of interest has been capitalized as at the date hereof in connection with the foregoing Debentures;

          WHEREAS, the fifth Debenture in the principal amount of US$25,000,000 (the “Tranche E Debenture”) has not been issued to the Purchaser;

          WHEREAS, pursuant to the Purchase Agreement, the Company entered into a Registration Rights Agreement, dated as of October 31, 2008 (the “Existing Registration Rights Agreement”), with the Purchaser, pursuant to which the Company agreed upon demand of the Purchaser to prepare and file with the United States Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, covering the resale of, among other things, the Common Shares into which the Warrants are exercisable and any other Common Shares issued or issuable (1) upon exercise of the Warrants, (2) upon distribution with respect to, or any exchange for or any replacement of, the Debentures or Warrants, or (3) upon any conversion, exercise or exchange of any securities issued in connection with any such distribution, exchange or replacement; and

          WHEREAS, the parties desire to (1) amend and waive certain provisions of the Purchase Agreement, the outstanding Debentures and the Exchange Warrant, (2) terminate the Purchaser’s commitment to the purchase the Tranche E Debenture, (3) cancel the Purchase Warrant and (4) terminate the Existing Registration Rights Agreement.

          NOW THEREFORE, in consideration of the terms and conditions contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:

          Section 1.      Definitions. Capitalized terms not defined in this Agreement shall have the meanings ascribed to such terms in the Purchase Agreement.

          Section 2.      Amendment to the Purchase Agreement. From and after the Effective Date (as defined in Section 9), any and all obligations of the Issuer to issue the Tranche E Debenture and any and all obligations of the Purchaser to purchase the Tranche E Debenture pursuant to the Purchase Agreement are hereby terminated and discharged in all respects.

          Section 3.      Amendment to the Outstanding Debentures. From and after the Effective Date, the "Maturity Date" of each of the Tranche A Debenture, Tranche B Debenture, Tranche C Debenture and Tranche D Debenture will be extended from September 30, 2011 to September 30, 2012, on which date all principal and interest accrued to September 30, 2012 will be due and payable in full on each Debenture.

          Section 4.      Amendment to the Exchange Warrant. From and after the Effective Date, the expiration date of the Exchange Warrant will be extended from September 30, 2011 to September 30, 2012.

          Section 5.      Cancellation of the Purchase Warrant. The Company and the Purchaser hereby agree that the Purchase Warrant shall be canceled at the Effective Date, and the Purchaser shall have no further rights with respect to such Purchase Warrant, including, but not limited to, any right to the Common Shares issuable upon exercise of the Purchase Warrant. In connection herewith, the Purchaser is delivering as of the date hereof the original Purchase Warrant to the Company for cancellation.

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          Section 6.      Waiver of Certain Defaults. Subject to Issuer’s compliance with the terms and conditions of this Agreement, the Purchaser hereby agrees not to pursue until June 30, 2011 and hereby waives until June 30, 2011 any of its remedies under each of the Purchase Agreement, Tranche A Debenture, Tranche B Debenture, Tranche C Debenture and Tranche D Debenture as a result of any Event of Default occurring before such date which would occur due to the Company’s failure to deliver (i) the executed consent to the NorthMet Lease Mortgage as described in Section 4.7(l) of the Purchase Agreement, and (ii) the documents and agreements described in subclauses (e), (j), (k), (l) and (m) (solely as such subclauses relate to the NorthMet Lease Mortgage) of Section 4.7 of the Purchase Agreement. The waiver pursuant to this section 6 shall be effective as of the date prior to such Event of Default.

          Section 7.      Issuance of New Warrants. As partial consideration hereunder, the Purchaser shall be issued on the date hereof a warrant of the Company, in the form attached hereto as Exhibit A (the “New Warrant”), to purchase up to 3,000,000 Common Shares at an exercise price of US$2.00 per share on or before December 31, 2015. The Company and the Purchaser will execute and deliver on the date hereof a registration rights agreement, substantially in the form attached hereto as Exhibit B, and such registration rights agreement shall supersede the Existing Registration Rights Agreement.

          Section 8.      Termination of Existing Registration Rights Agreement. From and after the Effective Date, the Existing Registration Rights Agreement shall be terminated.

          Section 9.      Effectiveness. This Agreement shall become effective and be deemed effective as of the date hereof upon execution of counterparts of this Agreement by each of the Company, the Issuer and the Purchaser (the “Effective Date”).

          Section 10.      Representations and Warranties of the Company.

                         (a)      Each of the Company and the Issuer hereby makes the following representations and warranties to the Purchaser:

                                   (i)      Authorization; Enforcement. Each of the Company and the Issuer has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by the Company and the Issuer and the consummation by the Company and the Issuer of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and the Issuer and no further action is required by the Company and the Issuer, their boards of directors or their shareholders in connection herewith. This Agreement has been duly executed by the Company and the Issuer and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company and the Issuer enforceable against the Company and the Issuer in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

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                         (b)      The Purchaser hereby makes the following representations and warranties to the Company and the Issuer:

                                   (i)      Authorization; Enforcement. The Purchaser has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Purchaser and no further action is required by the Purchaser, its board of directors or its shareholders in connection herewith. This Agreement has been duly executed by the Purchaser and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

          Section 11.      Effect on Agreements. The foregoing amendments and agreements are given solely in respect of the transactions described herein. Except as expressly set forth herein, all of the terms and conditions of the Agreements (as defined the Purchase Agreement) shall continue in full force and effect after the execution of this Agreement, and shall not be in any way changed, modified or superseded by the terms set forth herein.

          Section 12.      Filing of Form 6-K. The Company shall promptly upon receipt of a fully executed copy of this Agreement, file a Report of Foreign Private Issuer on Form 6-K disclosing all material aspects of the transactions contemplated hereby.

          Section 13.      Subscription Agreement. The parties acknowledge that simultaneously with the execution of this Agreement, they will each execute and deliver a Subscription Agreement pursuant to which, among other things, the Purchaser will purchase from the Company, and the Company will issue and sell to the Purchaser, an aggregate of 15,000,000 Common Shares, for a purchase price of $2.00 per share, in three separate closings.

          Section 14.      Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company, the Issuer and the Purchaser.

          Section 15.      Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be delivered as set forth in the applicable Agreement (as defined in the Purchase Agreement).

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          Section 16.      Successors and Assigns. This Agreement may not be assigned by any party with the prior written consent of the other parties. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

          Section 17.      Execution and Counterparts. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

          Section 18.      Expenses. The parties hereto shall each pay the legal fees and disbursements of their respective legal counsel in connection with the preparation, negotiation, execution and delivery of this Agreement.

          Section 19.      Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

          Section 20.      Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be determined in accordance with the provisions of the Purchase Agreement.

          Section 21.      Severability. If one or more provisions of this Agreement are held to be unenforceable under Applicable Law, such provision shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

          Section 22.      Headings. The headings in this Agreement are for convenience only, do not constitute a part of the Agreement and shall not be deemed to limit or affect any of the provisions hereof.

[SIGNATURE PAGE FOLLOWS]

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          IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date first written above.

POLYMET MINING CORP.

By:    ________________________________

          Name: Douglas Newby
          Title: Chief Financial Officer

POLY MET MINING, INC.

By:    ________________________________
          Name: Douglas Newby
          Title: Chief Financial Officer

GLENCORE AG

By:    ________________________________
          Name:
          Title:

EXHIBIT A
NEW WARRANT

          THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY: (A) TO THE ISSUER, (B) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) INSIDE THE UNITED STATES IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE UNITED STATES FEDERAL OR STATE SECURITIES LAWS, AFTER PROVIDING AN OPINION OF COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE ISSUER TO THAT EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS OF STOCK EXCHANGES IN CANADA.

          NEITHER THE SECURITIES REPRESENTED HEREBY NOR THE COMMON SHARES TO BE ISSUED UPON THEIR EXERCISE HAVE BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THESE SECURITIES MAY NOT BE EXERCISED IN THE UNITED STATES BY OR ON BEHALF OF A U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT) OR A PERSON IN THE UNITED STATES UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT OR UNLESS AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE, AND THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE ISSUER TO THAT EFFECT.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY [AFTER THE DISTRIBUTION DATE].

Issuance Date: November __, 2010

NON-TRANSFERABLE COMMON SHARE PURCHASE WARRANT

to acquire Common Shares of

POLYMET MINING CORP.

(a company incorporated under the laws of the Province of British Columbia)

THE WARRANTS REPRESENTED BY THIS CERTIFICATE WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMIT HEREIN PROVIDED.

Warrant Certificate No. -	CERTIFICATE FOR 3,000,000 (Three Million) Common Share Purchase Warrants, each Common Share Purchase Warrant entitling the holder thereof to acquire one Common Share of PolyMet Mining Corp.

1.      Warrants to Purchase Common Shares. This is to certify that __________________(the “holder” or “Warrantholder”) is entitled, subject to the terms and conditions set forth herein, to subscribe for and purchase one fully paid and non-assessable common share (a “Common Share”) in the capital of PolyMet Mining Corp. (the “Company”) as constituted on the date hereof for each whole Common Share Purchase Warrant (collectively, the “Warrants”) by surrendering this certificate, together with a subscription form in the form attached as Schedule “A” hereto (“Exercise Form”) duly completed and executed evidencing the subscription (which on delivery to the Company shall be irrevocable) and a certified cheque or bank draft made payable by the holder to the Company in same day freely transferable U.S. funds at the office of the Company in the City of Vancouver, British Columbia, Canada in an amount equal to the Purchase Price (as defined below) of the Common Shares so subscribed for. The holder is entitled to exercise such Warrants at any time until December 31, 2015 (the “Warrant Expiry Date”) before 5:00 p.m. (Vancouver time).

2.      Purchase Price. Subject to adjustment thereof in the events and in the manner set forth herein, the price payable for each Common Share upon the exercise of Warrants shall be US$2.00 per Common Share (the “Purchase Price”).

3.      Delivery of Shares. Within five business days of the full or partial exercise of the Warrants, certificates for the Common Shares subscribed for will be mailed to the persons specified in the Exercise Form attached hereto at their respective addresses specified therein or, if so specified in the Exercise Form, delivered to such persons at the office where this certificate is surrendered. If fewer Common Shares are purchased than the number that can be purchased pursuant to this certificate, the holder hereof will be entitled to receive without charge a new certificate in respect of the balance of the Common Shares not so purchased.

4.      Adjustment of Subscription and Purchase Rights. From and after the date hereof, the Purchase Price and number of Common Shares deliverable upon the exercise of the Warrants will be subject to adjustment in the following events and in the following manner:

(a)	if and whenever at any time prior to the Warrant Expiry Date the Company shall:

	(i)	subdivide, redivide or change its outstanding Common Shares into a greater number of shares;

	(ii)	reduce, combine or consolidate its outstanding Common Shares into a smaller number of shares; or

	(iii)	issue to all or substantially all of the holders of the Common Shares, by way of stock distribution, stock dividend or otherwise, Common Shares or securities convertible into Common Shares;

(any of the events described in (i), (ii) and (iii) being referred to as a “Share Reorganization”);

the number of Common Shares purchasable pursuant to the Warrants (the “Exchange Number”) evidenced hereby shall be adjusted immediately after the record date at which the holders of the Common Shares are determined for the purpose of such Share Reorganization by multiplying the Exchange Number in effect on the record date by a fraction of which the numerator shall be the total number of Common Shares outstanding immediately after giving effect to the Share Reorganization and the denominator shall be the total number of Common Shares outstanding immediately prior to such date. Such adjustment shall be made successively whenever any event referred to in this subsection shall occur;

(b)

if and whenever at any time prior to the Warrant Expiry Date, there is a reclassification of the Common Shares or a capital reorganization of the Company other than as described in subsection 4(a) or a consolidation, amalgamation, merger or plan of arrangement of the Company with or into any other body corporate, trust, partnership or other entity, or a sale or conveyance of the property and assets of the Company as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity (any such event being called a “Capital Reorganization”), any Warrantholder who has not exercised its right of acquisition under its Warrants prior to the effective date of such Capital Reorganization, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of Common Shares such Warrantholder would otherwise be entitled to acquire, the number of shares and warrants or other securities or property of the Company or of the body corporate, trust, partnership or other entity resulting from such Capital Reorganization, or to which such sale or conveyance may be made, as the case may be, that such Warrantholder would have been entitled to receive on such Capital Reorganization, if, on the record date or the effective date thereof, as the case may be, the Warrantholder had been the registered holder of the number of Common Shares sought to be acquired by it. If necessary, appropriate adjustments shall be made in the application of the provisions set forth in this Section 4 with respect to the rights and interests thereafter of the holder of this Warrant certificate to the end that the provisions set forth in this Section 4 shall thereafter correspondingly be made applicable as nearly as may be reasonable in relation to any shares or other securities or property thereafter deliverable upon the exercise of the Warrants evidenced hereby;

(c)

if and whenever at any time prior to the Warrant Expiry Date, the Company shall issue rights, options or warrants to all or substantially all the holders of the Common Shares pursuant to which those holders are entitled to subscribe for, purchase or otherwise acquire Common Shares, Participating Shares or Convertible Securities within a period of 45 days from the date of issue thereof at a price, or at a conversion price, of less than 95% of the Current Market Price at the record date for such distribution (any such issuance being herein called a “Rights Offering” and Common Shares, Convertible Securities or Participating Shares that may be acquired in exercise of the Rights Offering or upon conversion of the Convertible Securities offered by the Rights Offering being herein called the “Offered Shares”), the Exchange Number shall be adjusted effective immediately after the record date at which holders of Common Shares are determined for the purposes of the Rights Offering to an Exchange Number that is the product of (1) the Exchange Number in effect on the record date and (2) a fraction (a) the numerator of which shall be the sum of (i) the number of Common Shares or Participating Shares outstanding on the record date plus (ii) the number of Offered Shares offered pursuant to the Rights Offering or the maximum number of Offered Shares into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be; and (b) the denominator of which shall be the sum of (i) the number of Common Shares outstanding on the record date for the Rights Offering; and (ii) the number arrived at when (A) either the product of (1) the number of Offered Shares so offered and (2) the price at which those Common Shares are offered, or the product of (3) the conversion price thereof and (4) the maximum number of Offered Shares for or into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be, is divided by (B) the Current Market Price of the Common Shares on the record date.

          Any Offered Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of any computation; if all the rights, options or warrants are not so issued or if all rights, options or warrants are not exercised prior to the expiration thereof, the Exchange Number shall be readjusted to the Exchange Number in effect immediately prior to the record date and the Exchange Number shall be further adjusted based upon the number of Offered Shares (or Convertible Securities into Offered Shares) actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date;

(d)

if and whenever at any time from the Closing Date and prior to the Warrant Expiry Date, the Company shall issue or distribute to all or substantially all the holders of the Common Shares (i) shares of any class other than Common Shares, or (ii) rights, options or warrants other than rights, options or warrants exercisable within 45 days from the date of issue thereof at a price, or at a conversion price, of at least 95% of the Current Market Price at the record date for such distribution, or (iii) evidences of indebtedness, or (iv) any other assets (excluding cash dividends paid in the ordinary course) and that issuance or distribution does not constitute a Share Reorganization or a Rights Offering (any of those events being herein called a “Special Distribution”), the Exchange Number shall be adjusted effective immediately after the record date at which the holders of Common Shares are determined for purposes of the Special Distribution to an Exchange Number that is the product of (1) the Exchange Number in effect on the record date and (2) a fraction (a) the numerator of which shall be the product of (i) the sum of the number of Common Shares outstanding on the record date plus the number of Common Shares which the Warrantholders would be entitled to receive upon exercise of all their outstanding Warrants if they were exercised on the record date and (ii) the Current Market Price thereof on that date; and (b) the denominator of which shall be the product of (A) the sum of the number of Common Shares outstanding on the record date plus the number of Common Shares which the Warrantholders would be entitled to receive upon exercise of all their outstanding Warrants if they were exercised on the record date and (B) the Current Market Price thereof on that date; less, the aggregate fair market value, as determined by the directors, whose determination shall, absent manifest error, be conclusive, of the shares, rights, options, warrants, evidences of indebtedness or other assets issued or distributed in the Special Distribution.

          For purposes of this Section 4(d), “cash dividends paid in the ordinary course” means dividends having a value which do not exceed, in the aggregate, the greater of (a) 25% of the retained earnings of the Company as at the end of the immediately preceding fiscal year; and (b) 50% of the aggregate consolidated net income of the Company determined before computation of unusual or extraordinary items, for the immediately preceding fiscal year.

          Any Common Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of any such computation. To the extent that the distribution of shares, rights, options, warrants, evidences of indebtedness or assets if not so made or to the extent that any rights, options or warrants so distributed are not exercised, the Exchange Number shall be readjusted to the Exchange Number that would then be in effect based upon the shares, rights, options, warrants, evidences of indebtedness or assets actually distributed or based upon the number of Common Shares or convertible securities actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date;

(e)

the adjustments provided for in this Section 4 in the number of Common Shares and classes of securities which are to be received on the exercise of Warrants are cumulative and shall apply to successive issues, subdivisions, combinations, consolidations, distributions and any other events that would require an adjustment of the Exchange Number or the number kind securities issueable hereunder;

(f)

if and whenever at any time from the Closing Date and prior to the Warrant Expiry Date, the Company shall reclassify or otherwise change the outstanding Common Shares, the exercise right shall be adjusted effective immediately upon the reclassification becoming effective so that holders of Warrants who exercise their rights thereafter shall be entitled to receive Common Shares as they would have received had the Warrants been exercised immediately prior to the effective date, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this Section 4;

(g)

any adjustment of the Exchange Number as set forth herein shall also include a corresponding adjustment to the Purchase Price which shall be calculated by multiplying the Purchase Price by a fraction: (i) the numerator of which shall be the Exchange Number prior to the adjustment, and (ii) the denominator of which shall be the Exchange Number after the adjustment. No adjustment in the Purchase Price shall be required unless the cumulative effect of such adjustment or adjustments would change the Purchase Price by at least 1% of the prevailing Purchase Price provided, however, that any adjustments which, except for the provisions of this subsection would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment;

(h)

notwithstanding the foregoing, no adjustment will be made in respect of an event described in paragraph 4(a)(iii) or subsections 4(b) or 4(d) if the Warrantholders are entitled to participate in the event on the same terms, mutatis mutandis, as if they had exercised their Warrants immediately before the effective date of or record date for the event, such participation being subject to the prior written consent of any stock exchange upon which the Common Shares are listed for trading;

(i)

in the event of any question arising with respect to the adjustments provided in this Section 4, such question shall conclusively be determined by a firm of chartered accountants appointed by the Company and acceptable to the holder (who may be the Company’s auditors). Such accountants shall have access to all necessary records of the Company and such determination shall be binding upon the Company and the holder;

(j)

as a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Warrants, including the number of Common Shares which are to be received upon the exercise thereof, the Company shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company or a successor corporation has unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares which the holders of such Warrants issued by it are entitled to receive on the full exercise thereof in accordance with the provisions hereof;

(k)

at least 21 days before the effective date of or record date for any event referred to in Section 4, that requires or might require an adjustment in the subscription rights pursuant to a Warrant, including the Purchase Price and the number of Common Shares purchasable on exercise of a Warrant, the Company will give notice to the Warrantholders of the particulars of the event and, to the extent, determinable, any adjustment required. If it is not reasonably practicable for the Company to give 21 days notice as aforesaid, the Company will give as much notice as is reasonably practicable in the circumstances;

(l)

the Company covenants with the holder that it will not close its transfer books or take any other corporate action which might deprive the holder of the opportunity to exercise its right of acquisition pursuant thereto during the period of 21 days after the giving of the notice set forth in subsection 4(k);

(m)	the Company covenants with the holder that so long as any Warrants remain outstanding and may be exercised:

(i)

it will use commercially reasonable efforts to cause the Common Shares issuable on exercise of the Warrants to be listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange Amex (the “NYSE Amex”); it will reserve and keep available, out of its authorized and unissued Common Shares, a sufficient number of Common Shares free of pre-emptive rights for the purpose of enabling it to satisfy its obligations to issue Common Shares upon the exercise of the Warrants;

(ii)

it will cause the Common Shares and the certificates representing the Common Shares subscribed for pursuant to the exercise of the Warrants to be duly issued and delivered in accordance with the provisions hereof;

(iii)	all Common Shares which shall be issued upon exercise in the manner provided for herein, shall be fully paid and non-assessable;

(iv)

it will use commercially reasonable efforts to maintain its status as a reporting issuer not in default in the Provinces of Canada in which it currently is a reporting issuer and to maintain the listing of the Common Shares on the TSX and NYSE Amex; and

(v)	it will well and truly perform and carry out all of the acts or things to be done by it as provided under provisions hereof;

(n)

if and whenever at any time prior to the Warrant Expiry Time, the Company shall take any action affecting or relating to the Common Shares, other than any action described in this Section, which in the opinion of the directors of the Company would prejudicially affect the rights of any holders of Warrants, the Exchange Number and, if required, the Purchase Price will be adjusted by the directors of the Company in such manner, if any, and at such time, as the directors of the Company, may in their sole discretion, subject to the approval of any stock exchange(s) on which the Common Shares are listed and posted for trading, reasonably determine to be equitable in the circumstances to such holders; and

(o)

for the purpose of this Section 4: (i) “Participating Share” means a share (other than a Common Share) that carries the right to participate in earnings to an unlimited degree; and (ii) “Convertible Security” means a security convertible into or exchangeable for a Common Share or a Participating Share or both.

5.      No Fractional Common Shares. The Company will not, pursuant to Section 4 or under any other circumstances, be obligated to issue any fraction of a Common Share upon the exercise of a Warrant or Warrants. To the extent that the holder of one or more Warrants would otherwise have been entitled to receive on the exercise or partial exercise thereof a fraction of a Common Share, that holder may exercise such right in respect of the fraction only in combination with another Warrant or Warrants that in the aggregate entitle the holder to purchase a whole number of Common Shares. If not so exercised, the Company shall not pay any amounts to the holder in satisfaction of the right to otherwise have received a fraction of a Common Share.

6.      Definition of “Current Market Price”. For the purpose of any computation under this Warrant certificate, the “Current Market Price” at any date, means the weighted average price per share at which the Common Shares have traded:

(a)	on the TSX;

(b)	if the Common Shares are not listed on the TSX, on any stock exchange upon which the Common Shares are listed as may be selected for this purpose by the Company’s directors, acting reasonably; or

(c)	if the Common Shares are not listed on any stock exchange, on any over-the-counter market;

during the 30 consecutive trading days (on each of which at least 500 Common Shares are traded in board lots) ending the 2nd trading day before such date and the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold in board lots on the exchange or market, as the case may be, during the 30 consecutive trading days by the number of Common Shares sold, or if not traded on any recognized market or exchange, as determined by the directors of the Company acting reasonably.

7.      Legending of Common Shares.

(a)

Certificates representing Common Shares issued in the United States or to or for the account or benefit of a U.S. Person or person in the United States upon exercise of Warrants and all certificates issued in exchange thereof or in substitution therefor, until such time as it is no longer required under the applicable requirements of the U.S. Securities Act or applicable U.S. state laws and regulations, shall bear the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY: (A) TO THE ISSUER, (B) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT OR IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) INSIDE THE UNITED STATES IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE UNITED STATES FEDERAL OR STATE SECURITIES LAWS, AFTER PROVIDING AN OPINION OF COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE ISSUER TO THAT EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

provided, that if at the time the Company is a “foreign issuer” as defined in Regulation S under the U.S. Securities Act, the Common Shares or Warrants are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S of the U.S. Securities Act and in compliance with Canadian local laws and regulations, any such legend may be removed by the holder thereof providing a declaration to the Warrant Agent to the effect set forth in Schedule “B” (or as the Company may prescribe from time to time) and provided, further, that, if any such securities are being sold pursuant to Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to the Company of an opinion of counsel, of recognized standing reasonably satisfactory to the Company, that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

(b)

Notwithstanding the foregoing, the Company’s transfer agent may impose additional requirements for the removal of legends from securities sold in compliance with Rule 904 of Regulation S in the future; and

(c)	Any share certificates issued pursuant to an exercise of these Warrants prior to • [date that is 4 months and a day after the distribution date] shall bear the following legend:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY [AFTER THE DISTRIBUTION DATE].”

8.      Change; Waiver. Subject to the approval of the TSX, the provisions of these Warrants may from time to time be amended, modified or waived, if such amendment, modification or waiver is in writing and consented to in writing by the Company and the holders of at least two-thirds of the Warrants then outstanding that were issued contemporaneously with the Warrants issued to the holder.

9.      Transfer. The Warrants are non-transferable.

10.    General.

(a)	The headings in this certificate are for reference only and do not constitute terms of the certificate.

(b)	Whenever the singular or masculine is used in this certificate the same shall be deemed to include the plural or the feminine or the body corporate as the context may require.

(c)	No Common Shares will be issued pursuant to the exercise of any Warrant if the issue of such Common Shares would constitute a violation of the securities laws of any applicable jurisdiction.

(d)

If this certificate becomes stolen, lost, mutilated or destroyed, the Company shall, on such terms as it may in its discretion acting reasonably impose, issue and deliver to the holder a new certificate of like denomination, tenor and date as the certificate so stolen, lost, mutilated or destroyed.

(e)

Except as expressly set out herein, the holding of this certificate or the Warrants represented hereby shall not constitute a holder hereof a holder of Common Shares nor entitle it to any right of interest in respect thereof.

(f)	This certificate shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

(g)	This certificate shall be subject to, governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada.

(h)	Unless otherwise specified, all references herein to monetary amounts are references to lawful money of Canada.

(i)

Any notice which the Company is required to give to the holder hereunder shall be deemed to be properly given if sent by ordinary prepaid mail to the address for the holder shown on the holder’s subscription agreement (unless the holder subsequently notifies the Company of a change of such address), and such notice will be deemed to be given at the time of mailing.

          IN WITNESS WHEREOF the Company has caused this Warrant certificate to be duly signed as of November ____, 2010.

POLYMET MINING CORP.

By: _______________________________
       Authorized Signatory

SCHEDULE A

EXERCISE FORM

TO:               PolyMet Mining Corp. (the “Company”)

          (1)      The undersigned holder of the Warrant certificate hereby subscribes for __________________common shares (“Common Shares”) of the Company (or such number of Common Shares or other securities or property to which such subscription entitles him or her in lieu thereof or in addition thereto under the provisions of the attached Warrant certificate) at the price determined under, and on the terms specified in, the Warrant certificate and encloses herewith a bank draft, certified cheque or money order payable to or to the order of the Company in payment therefor.

          (2)      The undersigned hereby irrevocably directs that the said Common Shares be issued and delivered as follows.

Name(s) in Full	Address(es)* (Include Postal Code)	Number(s) of Common Shares

*Certificates representing Common Shares will not be registered or delivered to an address in the United States unless Box B below is checked.

          (3)      The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

A. [ ]

It is (i) at the time of exercise of this Warrant is not in the United States; (ii) is not a “U.S. person”, as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and is not exercising this Warrant on behalf of a “U.S. person” or a person in the United States; and (iii) did not execute or deliver this Exercise Form in the United States.

B. [ ]

It is tendering with this exercise form an opinion of counsel reasonably satisfactory to the Company to the effect that the exercise is pursuant to an effective registration statement under the U.S. Securities Act or that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available.

          The undersigned holder understands that unless Box A above is checked or the exercise is pursuant to an effective registration statement under the U.S. Securities Act, the certificate representing the Common Shares will bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available.

A-2

          The undersigned holder further understands that if the Warrants are exercised at a time when the Company is not a “foreign issuer” (as defined in Regulation S under the U.S. Securities Act) and Box A above is checked, the undersigned agrees and understands that the Common Shares may be transferred without registration only to the Company, outside the United States in compliance with Rule 904 under the U.S. Securities Act, or pursuant to an exemption from registration, and that hedging transactions with regard to the Common Shares may not be conducted unless in compliance with the U.S. Securities Act, and the certificate representing the Common Shares will bear a legend to such effect.

          Terms not defined herein shall have the same meanings ascribed to them in the Warrant certificate.

DATED this _________of __________________________, ____________.

Signature Guaranteed by:	Signature of Warrant holder*

Name of Warrant holder

Address of Warrant holder (include postal code)

*	This signature must correspond exactly with the name appearing on the registration panel.

[ ]	Please check box if the Common Share certificates are to be delivered at the office where this Warrant certificate is surrendered, failing which the certificates will be mailed.

          THE RIGHT TO PURCHASE SHARES UNDER THIS WARRANT EXPIRES AT 5:00 P.M. VANCOUVER TIME ON DECEMBER 31, 2015.

Instructions:

1.

The registered holder may exercise its right to receive Common Shares by completing this form and surrendering this form and the Warrant certificate representing the Warrants being exercised to the Company at its principal office in Vancouver, British Columbia. Certificates for Common Shares will be delivered or mailed within five (5) business days after the exercise of the Warrants.

2.

If the Exercise Form indicates that Common Shares are to be issued to a person or persons other than the registered holder of the Warrant certificate, the signature of such holder of the Exercise Form must be guaranteed by an authorized officer of a chartered bank, trust company or medallion guaranteed by a member of a recognized medallion guarantee program.

3.

If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a Company or any person acting in a judiciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Company.

SCHEDULE B

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:               POLYMET MINING CORP.

The undersigned:

(1) acknowledges that the sale of the securities of PolyMet Mining Corp. (“PolyMet”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and

(2) certifies that:

(a) the undersigned is not an "affiliate" of PolyMet (as that term is defined in Rule 405 under the U.S. Securities Act);

(b) the offer of such securities was not made to a person in the United States and either (i) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (ii) the transaction was executed on or through the facilities of the Toronto Stock Exchange, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States;

(c) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any “directed selling efforts” (as that term is defined in Regulation S under the U.S. Securities Act) in the United States in connection with the offer and sale of such securities;

(d) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act);

(e) the seller does not intend to replace such securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities; and

(f) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration requirements of the U.S. Securities Act.

Dated: ____________________________________________________

By: __________________________

Name: ________________________

Title: _________________________

EXHIBIT B
REGISTRATION RIGHTS AGREEMENT

          This Registration Rights Agreement (this “Agreement”) is made and entered into as of this 12th day of November, 2010, by and among POLYMET MINING CORP., a corporation incorporated under the laws of British Columbia (the “Company”), and GLENCORE AG, a corporation existing under the laws of Switzerland (“Glencore”).

          The parties hereby agree as follows:

          1.      Definitions.

                  “Amendment” shall mean the Amendment and Waiver, dated as of the date hereof, between the Company and the Purchaser.

                  “Applicable Canadian Securities Laws” shall mean the securities laws of the relevant provinces and territories of Canada, as the context dictates, and the respective rules and regulations under such laws, together with applicable published policy statements, instruments, companion policies, blanket orders, blanket rulings and applicable notices of or administered by the relevant Canadian securities regulatory authorities and applicable discretionary blanket rulings or blanket orders issued by the relevant Canadian securities regulatory authorities pursuant to such laws, rules and regulations, all as amended and in effect from time to time.

                  “Availability Date” shall have the meaning given to it in Section 3(m).

                  “Business Day” shall mean a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York or Vancouver, British Columbia are authorized or required by law to close.

                  “Canadian Prospectus” shall mean any prospectus of the Company filed with the Principal Regulator under the Applicable Canadian Securities Laws qualifying the Registrable Securities, and shall include all amendments and supplements thereto and all material incorporated by reference (or deemed to be incorporated by reference) therein.

                  “Claims” shall have the meaning given to it in Section 6(a).

                  “Common Shares” shall mean the Company’s common shares, no par value, or any class or classes resulting from any recapitalization, reorganization, or reclassification thereof.

                  “Debentures” shall mean the Company’s Floating Rate Secured Debentures due September 30, 2012, issued to Glencore in four separate tranches, in the aggregate principal amount of US$25,000,000.

                  “Grace Period” shall have the meaning given to it in Section 2(e).

                  “MJDS” shall mean the U.S. Multi-Jurisdictional Disclosure System adopted by the SEC.

                  “Offering End Date” shall mean the earlier of: (i) the date Glencore consummates the purchase of the third and final installment of 5,000,000 Common Shares pursuant to the Subscription Agreement, and (ii) the date Glencore’s obligations under the Subscription Agreement shall have terminated in accordance with its terms.

                  “Principal Regulator” shall mean (i) if the Prospectus is to be qualified in more than one province and/or territory in Canada, the Canadian securities regulator designated by the Company as its principal regulator pursuant to National Policy 11-102 – Process for Prospectus Review in Multiple Jurisdictions, and (ii) if the Prospectus is to be qualified in only one province of Canada, the securities regulator with respect to such province.

                  “Prospectus” shall mean (i) the Canadian Prospectus, and (ii) the prospectus included in any Registration Statement, as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities or amendment covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus.

                  “Purchase Agreement” means the Purchase Agreement, dated as of October 31, 2008, among the Company, Poly Met Mining, Inc. and Glencore, as amended.

                  “Purchasers” shall mean Glencore and any subsequent holder of any Warrants or Registrable Securities as a result of a transfer of such securities.

                  “Register,” “registered” and “registration” refer to (i) a registration made by preparing and filing a registration statement in compliance with the 1933 Act, and the declaration or ordering of effectiveness of, or the effectiveness upon filing of, such registration statement; and (ii) the filing of the Canadian Prospectus for the purposes of qualifying the Registrable Securities under the Applicable Canadian Securities Laws for distribution in any or all of the provinces or territories of Canada.

                  “Registrable Securities” shall mean all Common Shares held by the Purchasers, including the Warrant Shares and any Common Shares issued or issuable upon any distribution with respect to, or any exchange for or any replacement of, Common Shares or Warrants (including, in each case, any Common Shares issued or issuable thereon upon any stock split, stock combination, stock dividend or the like or as a result of any anti-dilution adjustments), upon original issuance thereof and at all times subsequent thereto, and associated related rights, if any, until, in the case of any such security, the earliest of (i) the date such security has been sold to the public either pursuant to a registration statement or Rule 144 under the 1933 Act, (ii) the date such security has been sold in a private transaction in which the transferor’s rights under this Agreement are not assigned, (iii) the date on which such security may be resold without restriction pursuant to Rule 144(b)(1) under the 1933 Act, or (iv) the date on which such security ceases to be outstanding.

                  “Registration Expenses” shall have the meaning given to it in Section 2(d).

                  “Registration Period” shall have the meaning given to it in Section 3(b).

                  “Registration Statement” shall mean any registration statement of the Company filed under the 1933 Act that covers the resale of any of the Registrable Securities pursuant to the provisions of this Agreement, any amendments and supplements to such Registration Statement, including any post-effective amendments, all exhibits thereto and all material incorporated by reference in such Registration Statement.

                  “Rule 415” means Rule 415 promulgated by the SEC pursuant to the 1933 Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same purpose and effect as such Rule.

                  “SEC” means the U.S. Securities and Exchange Commission.

                  “SEC Comments” means written comments pertaining solely to Rule 415 which are received by the Company from the SEC, and a copy of which shall have been provided by the Company to the Purchasers, to a filed Registration Statement which require the Company to limit the amount of Registrable Securities which may be included therein to a number of Registrable Securities, which is less than such amount sought to be included thereon as filed with the SEC.

                  “Subscription Agreement” means the Subscription Agreement, dated the date hereof, between the Company and Glencore.

                  “Violations” shall have the meaning given to it in Section 6(a).

                  “Warrants” shall mean (i) the warrant to purchase 3,000,000 shares of Common Shares of the Company issued pursuant to the Amendment and (ii) the warrant to purchase shares of Common Shares of the Company in an amount equal to the principal amount of the Debentures divided by $4.00 issued pursuant to the Purchase Agreement.

                  “Warrant Shares” means the Common Shares issuable upon exercise of or otherwise pursuant to the Warrants.

                  “1933 Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

                  “1934 Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

          2.      Registration.

                                        (a)      Demand Registration.

                                                  (i)      If at any time following the Offering End Date, and subject to the conditions of this Section 2, the Company shall receive a written request from Purchasers holding at least fifty percent (50%) of the Registrable Securities (the “Initiating Purchasers”) that the Company file a registration statement under the 1933 Act or effect a registration for a public offering in the United States and/or in a jurisdiction or jurisdictions of Canada, covering the registration of at least twenty-five percent (25%) of the Registrable Securities then outstanding (or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $5,000,000), then the Company shall, promptly, and in any event within twenty (20) days of the receipt thereof, give written notice of such request to all Purchasers, and subject to the limitations of this Section 2, use its reasonable best efforts to effect, as expeditiously as practicable, the registration under the 1933 Act or the Applicable Canadian Securities Laws of all Registrable Securities that the Purchasers request to be registered. Such Registration Statement also shall cover, to the extent allowable under the 1933 Act and the rules promulgated thereunder (including Rule 416) or the Applicable Canadian Securities Laws, such indeterminate number of additional shares of Common Shares resulting from stock splits, stock dividends or similar transactions with respect to the Registrable Securities. The Registration Statement (and each amendment or supplement thereto) shall be provided in accordance with Section 3(c) to the Purchasers and their counsel prior to its filing. The Company must effect an unlimited number of registrations pursuant to this Section 2(a), provided however, that the Company shall not be obligated to effect (A) a registration covering the sale of Registrable Securities for an aggregate public offering price of less than $5,000,000, (B) more than two (2) such registrations in any 12-month period, or (C) any registration at a time when it is keeping three (3) such registrations effective.

                                        (A)      For so long as the Company is eligible to use a Form F-3 or Form S-3 registration statement, as applicable, or any successor form, and upon the written request of the Initiating Purchasers: (1) the Registration Statement prepared by the Company shall be filed on Form F-3 or Form S-3, as applicable, and shall cover the resale of all or such maximum portion of the Registrable Securities as would be permitted to be registered by the SEC for an offering to be made on a continuous basis pursuant to Rule 415, (2) the Prospectus shall contain (except if otherwise directed by a majority in interest of the Initiating Purchasers or otherwise required pursuant to written comments received from the SEC upon a review of such Registration Statement) the “Plan of Distribution” section in substantially the form attached hereto as Exhibit A, and (3) the Company shall file any prospectus supplement (as required by Rule 430B) pursuant to Rule 424(b)(7) under the Securities Act as may be required in order for such Registration Statement to be used by each Purchaser for the resale of its Registrable Securities.

                                                  (ii)      The Company shall not identify any Purchaser as an underwriter in any Registration Statement or Prospectus filed pursuant to this Agreement without the prior written consent of such Purchaser. The Company shall not be required to include the Registrable Securities of any Purchaser in a Registration Statement if, in the event that the SEC requires a Holder to be named as an underwriter in a Registration Statement, such Holder fails to furnish to the Company its consent.

                                                  (iii)      If the Initiating Purchasers intend to distribute the Registrable Securities covered by their request by means of an underwritten public offering, they shall so advise the Company as a part of their request made pursuant to this Section 2(a) and the Company shall include such information in the written notice referred to in Section 2(a)(i). In such event, the right of any Purchaser to include such Purchaser’s Registrable Securities in such registration shall be conditioned upon such Purchaser’s participation in such underwriting and the inclusion of such Purchaser’s Registrable Securities in the underwriting to the extent provided herein. All Purchasers proposing to distribute their Registrable Securities through such underwriting and the Company shall enter into an underwriting agreement, in customary form with the underwriter or underwriters selected for such underwriting by a majority in interest of the Initiating Purchasers (which underwriter or underwriters shall be reasonably acceptable to the Company).

                                                  (iv)      Notwithstanding any other provision of this Section 2(a), if the underwriter advises the Company that marketing factors require a limitation of the number of securities to be underwritten (including Registrable Securities) then the Company shall so advise all Purchasers of Registrable Securities which would otherwise be underwritten pursuant hereto, and the number of shares that may be included in the underwriting shall be allocated to the Purchasers that requested to have Registrable Securities registered (including the Initiating Purchasers) pro rata by reference to the number of Registrable Securities requested to be registered by a given Purchaser and the aggregate number of Registrable Securities sought to be included in such Registration Statement. Any Registrable Securities excluded or withdrawn from such underwriting shall be withdrawn from the registration.

                                                  (v)      Provided that the Company is eligible to file under MJDS, (A) the Company shall file a Prospectus with the Principal Regulator in such form as required under the applicable securities laws of the relevant Canadian provinces and territories, and (B) any registration statement filed pursuant to this Section 2(a) shall be filed on Form F-10. The Initiating Purchasers shall as a part of their request made pursuant to this Section 2(a) state whether the Registrable Securities shall be offered in one or more provinces and/or territories of Canada and specify such provinces and/or territories.

          If Form F-10 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (x) register the resale of the Registrable Securities on Form F-3 or another appropriate form of registration statement reasonably acceptable to the Initiating Purchasers and (y) undertake to register the Registrable Securities on Form F-10 as soon as such form is available, provided that the Company shall maintain, subject to applicable Grace Periods (as hereinafter defined) the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form F-10 covering the Registrable Securities has been declared effective by the SEC or becomes effective upon filing with the SEC.

                                                  (vi)      The Company shall not be required to effect a registration or, in the circumstances contemplated in (y) below, a prospectus qualification pursuant to this Section 2(a): (x) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of filing of, and ending on a date one hundred eighty (180) days after the effective date of, a Company-initiated registration; provided that the Company is actively employing in good faith all reasonable efforts to cause such registration statement to become effective; or (y) if the Company shall furnish to the Initiating Purchasers a certificate signed by the Chairman of the Board stating that in the good faith and reasonable judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its shareholders for such Registration Statement to be effected or such Prospectus to be qualified at such time, in which event the Company shall have the right to defer such filing for a period of not more than ninety (90) days after receipt of the request of the Initiating Purchasers; provided that such right to delay a request shall be exercised by the Company not more than once in any twelve (12) month period.

                                                  (vii)      The Company may include in any resale registration other securities for sale for the account of any other person to whom registration rights have been granted. Additionally, the Company may include in any registration that involves an underwritten offering other securities for its own account or for the account of any other person to whom registration rights have been granted; provided that, if the underwriter for the offering shall determine that the number of shares proposed to be offered in such offering would be reasonably likely to adversely affect such offering, then all of the Registrable Securities to be sold by the Purchasers shall be included in such registration before any securities proposed to be sold for the account of the Company or any other person. The inclusion in any registration pursuant to this subsection (vii) of any securities of the Company or any other person shall be conditional upon the acceptance by the Company or any such other person of the application provisions of this Agreement.

                                        (b)      Piggyback Registration.

                                                  (i)      Following the Offering End Date, the Company shall notify all Purchasers in writing at least fifteen (15) days prior to the filing of any registration statement under the 1933 Act or Canadian Prospectus for purposes of a public offering of securities of the Company (whether in connection with a public offering of securities by the Company, a public offering of securities by shareholders of the Company, or both, but excluding a registration relating solely to employee benefit plans, or a registration relating to a corporate reorganization or other transaction, or a registration on any registration form that does not permit secondary sales). Each Purchaser desiring to include in any such registration statement or Canadian Prospectus all or any part of the Registrable Securities held by such Purchaser shall, within ten (10) days after receipt of the above-described notice from the Company, so notify the Company in writing and the Company shall use its reasonable best efforts, subject to the provisions of this Agreement, to include in such registration statement or prospectus all of the Registrable Securities specified in such notice or notices. Such notice shall state the intended method of disposition of the Registrable Securities by such Purchaser as set forth herein. If a Purchaser decides not to include all of its Registrable Securities in any registration statement or Canadian Prospectus thereafter filed by the Company, such Purchaser shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement, registration statements, Canadian Prospectus or Canadian Prospectuses as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.

                                                  (ii)      Underwriting. If the Registration Statement or Canadian Prospectus under which the Company gives notice under this Section 2(b) is for an underwritten offering, the Company shall so advise the Purchasers as part of the notice given pursuant to Section 2(b)(i). In such event, the right of any such Purchaser to be included in a registration or prospectus qualification pursuant to this Section 2(b) shall be conditioned upon such Purchaser’s participation in such underwriting and the inclusion of such Purchaser’s Registrable Securities in the underwriting to the extent provided herein. All Purchasers proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement, together with the Company and any other security holders participating in that registration, in customary form with the underwriter or underwriters selected for such underwriting by the Company.

          Notwithstanding any other provision of this Section 2(b), if the underwriter determines in good faith that marketing factors require a limitation of the number of shares to be underwritten, the number of shares that may be included in the underwriting shall be allocated first to the Company; second, to all Purchasers who are entitled to participate and who have elected to participate in the offering pursuant to the terms of this Agreement, pro rata by reference to the number of Registrable Securities requested to be registered by a given Purchaser and the aggregate number of Registrable Securities sought to be included in such Registration Statement or Canadian Prospectus; and third, to any other security holders of the Company participating in that registration on a pro rata basis.

          If any Purchaser disapproves of the terms of any such underwriting, such Purchaser may elect to withdraw therefrom by written notice to the Company and the underwriter or underwriters, delivered at least ten (10) Business Days prior to the effective date of the registration statement or the filing of the final Canadian Prospectus, as applicable. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration or prospectus qualification. If any Registrable Securities so withdrawn from the registration or prospectus qualification and if the number of Registrable Securities to be included in such registration or prospectus qualification was previously reduced as a result of marketing factors, the Company shall then promptly offer to all Purchasers who have retained the right to include Registrable Securities in the registration or prospectus qualification the right to include additional securities in the registration or prospectus qualification in an aggregate amount equal to the number of shares so withdrawn, with such shares to be allocated pro rata among the Purchasers requesting additional inclusion.

                                                  (iii)      Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration or prospectus qualification initiated by it under this Section 2(b) prior to the effectiveness of such registration or final approval of such prospectus qualification whether or not any Purchaser has elected to include securities in such registration or prospectus qualification. The Registration Expenses of such withdrawn registration or prospectus qualification shall be borne by the Company in accordance with Section 2(d) hereof.

                                        (c)      SEC Comments. If the Company receives SEC Comments to a Registration Statement filed pursuant to Section 2(a) or Section 2(b), as applicable, the Company shall be obligated to use its diligent efforts to advocate with the SEC for the registration of all of the Registrable Securities requested to be included in the Registration Statement in accordance with applicable SEC guidance, including without limitation, Section 612.09 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance with respect Rule 415, dated January 26, 2009. If it is determined by the Company that all of the Registrable Securities requested to be included in a Registration Statement cannot be included due to the SEC Comments, then the Company shall use its reasonable best efforts to prepare and file as expeditiously as practicable, such number of additional Registration Statements as may be necessary in order to ensure that all Registrable Securities are covered by an existing and effective Registration Statement. Any cutbacks of Registrable Securities from a Registration Statement filed pursuant to Section 2(a) or Section 2(b), as applicable, due to SEC Comments shall be applied to the Purchasers pro rata in accordance with the number of such Registrable Securities sought to be included in such Registration Statement by reference to the number of such Purchaser’s Registrable Securities relative to all outstanding Registrable Securities.

                                        (d)      Expenses. The Company will pay all expenses associated with each registration and prospectus qualification (“Registration Expenses”), including reasonable fees and expenses of one counsel for the Purchasers, but excluding discounts, commissions, fees of underwriters, selling brokers, dealer managers or similar securities industry professionals relating to the Registrable Securities included in the registration or prospectus qualification. Notwithstanding the foregoing, the Company shall not, however, be required to pay for expenses of any registration proceeding or prospectus qualification begun pursuant to Section 2(a), the request of which has been subsequently withdrawn by the Purchasers unless (a) the withdrawal is based upon material adverse information concerning the Company that the Company had not publicly disclosed or otherwise notified the Purchasers of at least forty-eight (48) hours prior to the request. If the Purchasers are required to pay the Registration Expenses, such expenses shall be borne by the Purchasers pro rata by reference to the number of Registrable Securities requested to be registered or qualified by a given Purchaser and the aggregate number of Registrable Securities sought to be included in such Registration Statement or Canadian Prospectus.

                                        (e)      Effectiveness.

                                                  (i)      The Company shall use its reasonable best efforts to have each Registration Statement declared effective promptly after filing.

                                                  (ii)      Notwithstanding anything to the contrary herein, at any time after a Registration Statement has been declared effective by the SEC or a Canadian Prospectus has been qualified in Canada (i) if the Company possesses material, non-public information the disclosure of which at the time is not, in the reasonable discretion of the Company, in the best interest of the Company or (ii) an event described in Section 3(h) or 3(l) shall occur (a “Grace Period”), the Company shall promptly (i) notify the Purchasers in writing of the reason giving rise to a Grace Period (provided that in each notice the Company will not disclose any content of such material, nonpublic information to the Purchasers), and (ii) notify the Purchasers in writing of the date on which the Grace Period ends; and, provided further, that no Grace Period shall exceed ten (10) consecutive calendar days and during any three hundred sixty five (365) day period such Grace Periods shall not exceed an aggregate of twenty-five (25) trading days. The Grace Period shall begin on and include the date the Purchasers receive the notice referred to in clause (i) and shall end on and include the later of the date the Purchasers receive the notice referred to in clause (ii) and the date referred to in such notice during which time Purchasers shall not make any sales of Registrable Securities under the Registration Statement or the Canadian Prospectus.

          3.      Company Obligations. The Company will use its reasonable best efforts to effect the registration of the Registrable Securities in accordance with the terms hereof, and pursuant thereto the Company will:

                                        (a)      ensure that each Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of Prospectuses, in the light of the circumstances in which they were made) not misleading.

                                        (b)      use its reasonable best efforts to cause any Registration Statement required to be filed pursuant to Section 2(a) hereof to become effective as soon as practicable and to remain continuously effective for a period (the “Registration Period”) that will terminate upon the date on which all Registrable Securities covered by the Registration Statement have been sold.

                                        (c)      prepare and file with (i) the SEC such amendments, post-effective amendments and supplements to any Registration Statement and related Prospectus as may be necessary to keep the Registration Statement effective and permit sales of the Registrable Securities thereunder during the Registration Period and to comply with the provisions of the 1933 Act and the 1934 Act with respect to the distribution of all Registrable Securities, and (ii) the Principal Regulator and any other applicable Canadian securities regulators such supplements and amendments to the Prospectus as may be required under Applicable Canadian Securities Laws;

                                        (d)      permit counsel designated by the Purchasers to review and comment on each Registration Statement and Prospectus and all amendments and supplements thereto no fewer than five (5) Business Days prior to their filing with the SEC and Principal Regulator and not file any document to which such counsel reasonably objects;

                                        (e)      to the extent not publicly available through either EDGAR or SEDAR, furnish to the Purchasers and their counsel (i) promptly after the same is prepared and publicly distributed, filed with the SEC or the Principal Regulator, or received by the Company, one copy of any Registration Statement and any amendment thereto including all exhibits thereto and any documents incorporated by reference therein, each preliminary Prospectus and Prospectus and each amendment or supplement thereto, and each letter written by or on behalf of the Company to the SEC or the staff of the SEC or to the Principal Regulator or the staff of the Principal Regulator, and each item of correspondence from the SEC or the staff of the SEC or the Principal Regulator or the staff of the Principal Regulator, in each case relating to such Registration Statement or Prospectus (other than any portion of any thereof which contains information for which the Company has sought confidential treatment), and (ii) such number of copies of a Prospectus, including a preliminary prospectus, and all amendments and supplements thereto and such other documents as each Purchaser may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Purchaser;

                                        (f)      in the event the Company selects an underwriter for the offering, the Company shall enter into and perform its reasonable obligations under an underwriting agreement, in usual and customary form, including, without limitation, customary indemnification and contribution obligations, with the underwriter of such offering;

                                        (g)      if required by any underwriter, or if any Purchaser is required to be described in the Registration Statement or Canadian Prospectus as an underwriter, the Company shall furnish, on the effective date of the Registration Statement or the filing date of the final Canadian Prospectus, as applicable, on the date that Registrable Securities are delivered to an underwriter, if any, for sale in connection with the Registration Statement or Canadian Prospectus and thereafter from time to time as any underwriter, including any Purchaser described as such, may reasonably request, (i) an opinion, dated such date, from independent legal counsel representing the Company for purposes of such Registration Statement or Canadian Prospectus, in form, scope and substance as is customarily given in an underwritten public offering, addressed to the underwriter and any Purchaser described as such, and (ii) a letter, dated such date, from the Company’s independent certified public accountants in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriter and any such Purchaser described as such;

                                        (h)      use reasonable best efforts to prevent the issuance of any stop order or other suspension of effectiveness of any Registration Statement or Canadian Prospectus or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension as soon as reasonably practicable and to notify each Purchaser who holds Registrable Securities being sold of the issuance of such order and the resolution thereof or its receipt of written notice of the initiation or threat of any proceeding for such purpose;

                                        (i)      furnish to each Purchaser, upon written request, at least five (5) copies of the Registration Statement and Prospectus and any amendment thereto, including exhibits, financial statements, and schedules by certified mail, return receipt requested, or reputable courier within three (3) Business Days of the effective date thereof;

                                        (j)      prior to any public offering of Registrable Securities, use its reasonable best efforts to register or qualify or cooperate with the Purchasers and their counsel in connection with the registration or qualification of such Registrable Securities for offer and sale under the securities or blue sky laws of such jurisdictions requested by the Purchasers and do any and all other reasonable acts or things necessary or advisable to enable the distribution in such jurisdictions of the Registrable Securities covered by the Registration Statement or Canadian Prospectus; provided that the Company shall not be required to (i) qualify as a foreign corporation in any jurisdiction in which it would not otherwise be required to so qualify, (ii) file a general consent to service of process in any such jurisdiction or (iii) subject itself to taxation in any jurisdiction in which it would not otherwise be subject;

                                        (k)      cause all Registrable Securities covered by a Registration Statement to be listed on each securities exchange, interdealer quotation system or other market on which similar securities issued by the Company are then listed;

                                        (l)      as promptly as practicable notify the Purchasers, at any time when a Prospectus relating to the Registrable Securities is required to be delivered under the 1933 Act or Applicable Canadian Securities Laws, upon discovery that, or upon the happening of any event as a result of which, the Prospectus, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, provided that in no event shall such notice contain any material, nonpublic information and, promptly prepare, file with the SEC and applicable Canadian securities regulator authorities and furnish to the Purchasers a reasonable number of copies of, a supplement to or an amendment of such Prospectus to correct any such untrue statement or omission and promptly notify the Purchasers of the filing of any such amendment or supplement and, if applicable, the effectiveness thereof;

                                        (m)      comply with all applicable rules and regulations of the SEC under the 1933 Act and the 1934 Act, take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder; and make available to its security holders, as soon as reasonably practicable, but not later than the Availability Date (as defined below), an earnings statement covering a twelve month period beginning no later than the first day of the Company’s fiscal quarter next following the effective date of each Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the 1933 Act (for the purpose of this subsection 3(l), “Availability Date” means the 45th day following the end of the fiscal quarter that includes the effective date of such Registration Statement, except that, if such fiscal quarter is the last quarter of the Company’s fiscal year, “Availability Date” means the 90th day after the end of such fiscal quarter); and

                                        (n)      within two (2) Business Days after a Registration Statement that covers Registrable Securities becomes or is ordered effective by the SEC, the Company shall deliver, to the transfer agent for such Registrable Securities confirmation that such Registration Statement has been declared effective by the SEC. Within two (2) Business Days following notice of any sale of Registrable Securities pursuant to an effective Registration Statement, the Company shall notify its counsel of such sale, and shall thereafter promptly cause its counsel to issue a legal opinion to its transfer agent, if required by its transfer agent, to effect the removal of the 1933 Act restrictive legend from the Registrable Securities sold pursuant to such effective Registration Statement.

          4.      Due Diligence Review; Information. Subject to the last sentence of this Section 4, the Company shall make available, during normal business hours, for inspection and review by any Purchaser who may be deemed an underwriter, advisors to and representatives of such Purchasers (who may or may not be affiliated with the Purchasers), and any underwriter participating in any disposition of Common Shares on behalf of the Purchasers pursuant to a Registration Statement or Canadian Prospectus or amendments or supplements thereto or any blue sky, NASD or other filing, all financial and other records, all SEC Filings and other filings with the SEC and applicable Canadian securities regulatory authorities, and all other corporate documents and properties of the Company as may be reasonably necessary for the purpose of establishing a due diligence defense under applicable securities laws and such other reasonable purposes, and cause the Company’s officers, directors and employees to promptly supply all such information reasonably requested by such Purchasers or any such representative, advisor or underwriter in connection with such Registration Statement or Canadian Prospectus (including, without limitation, in response to all questions and other inquiries reasonably made or submitted by any of them), prior to and from time to time after the filing and effectiveness of the Registration Statement or Canadian Prospectus for the sole purpose of enabling such Purchasers and such representatives, advisors and underwriters and their respective accountants and counsel to conduct initial and ongoing due diligence with respect to the Company and the accuracy of the information included in the Registration Statement or Canadian Prospectus.

                    The Company shall not disclose material nonpublic information to the Purchasers, or to advisors to or representatives of the Purchasers, unless prior to disclosure of such information the Company identifies such information as being material nonpublic information and provides the Purchasers, such advisors and representatives with the opportunity to accept or refuse to accept such material nonpublic information for review. The Company may, as a condition to disclosing any material nonpublic information hereunder, require the Purchasers and their advisors and representatives to enter into a confidentiality agreement (including an agreement prohibiting them from trading in Common Shares during such period of time as they are in possession of material nonpublic information, provided that any such period in which the Purchasers are precluded from trading shall be considered a Grace Period in accordance with, and subject to the provisions of, Section 2(e)(ii) of this Agreement) in form reasonably satisfactory to the Company and the Purchasers. Nothing herein shall require the Company to disclose material nonpublic information to the Purchasers or their advisors or representatives.

          5.      Obligations of the Purchasers.

                                        (a)      Each Purchaser shall furnish in writing to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it, as shall be reasonably required to effect the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request. At least ten (10) Business Days prior to the first anticipated filing date of any Registration Statement or Canadian Prospectus, the Company shall notify each Purchaser of the information the Company requires from such Purchaser if such Purchaser elects to have any of the Registrable Securities included in the Registration Statement or Canadian Prospectus.

                                        (b)      Each Purchaser, by its acceptance of the Registrable Securities agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of a Registration Statement or Canadian Prospectus hereunder, unless such Purchaser has notified the Company in writing of its election to exclude all of its Registrable Securities from the Registration Statement or Canadian Prospectus. Each Purchaser agrees to comply with the applicable prospectus delivery requirements under (i) the 1933 Act in connection with any resales of Registrable Securities pursuant to the Registration Statement and (ii) Applicable Canadian Securities Laws in connection with any resales of Registrable Securities pursuant to the Canadian Prospectus.

                                        (c)      Each Purchaser agrees that, upon receipt of notice from the Company of the happening of any event described in Section 2(e)(ii), 3(h) or 3(l), such Purchaser will immediately discontinue disposition of Registrable Securities pursuant to the Registration Statement or Canadian Prospectus covering such Registrable Securities, until the Purchaser’s receipt of the copies of the supplemented or amended Prospectus filed with the Principal Regulator or the SEC and, if applicable, declared effective by the SEC, or receipt of notice from the Company that no supplement or amendment is required or any applicable stop order or suspension has been lifted, and, if so directed by the Company, the Purchaser shall deliver to the Company (at the expense of the Company) or destroy all copies in the Purchaser’s possession of the Prospectus covering the Registrable Securities current at the time of receipt of such notice.

                                        (d)      No Purchaser may participate in any third party underwritten registration pursuant to Section 2(b) hereunder unless it (i) agrees to sell the Registrable Securities, as applicable, on the basis provided in any underwriting arrangements in usual and customary form entered into by the Company, (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements, lock-up agreements and other documents reasonably required under the terms of such underwriting arrangements, and (iii) agrees to pay its pro rata share of all underwriting discounts, commissions and fees.

          6.      Indemnification.

                                   (a)      Indemnification by Company. The Company shall indemnify and hold harmless, to the fullest extent permitted by law, each Purchaser, each of its officers, directors, partners and each person who controls such Purchaser (within the meaning of the 1933 Act or Applicable Canadian Securities Laws) against all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorney’s fees) amounts paid in settlement and expenses incurred by such person (collectively, “Claims”) insofar as such Claim arises out of or is based upon: (i) any untrue or alleged untrue statement of a material fact contained in any Registration Statement or Canadian Prospectus, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary Prospectus if used prior to the effective date of such Registration Statement, or contained in the final Prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC or Principal Regulator, as applicable) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in the light of the circumstances under which the statements therein were made, not misleading, or (iii) any violation by the Company of any federal, state, provincial, territorial or common law, rule or regulation applicable to the Company in connection with any Registration Statement, Prospectus or any preliminary Prospectus, or any amendment or supplement thereto (clauses (i), (ii) and (iii) being collectively, “Violations”), and shall reimburse, in accordance with subparagraph (c) below, each of the foregoing persons for any legal and any other expenses reasonably incurred in connection with investigating or defending any such Claims. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (i) shall not apply to a Claim by an indemnified person arising out of or based upon a Violation that occurs in reliance upon and in conformity with information furnished in writing to the Company by such indemnified person or by a Purchaser on behalf of such indemnified person expressly for use in connection with the preparation of the Registration Statement or Prospectus or any such amendment thereof or supplement thereto and; (ii) shall not be available to the extent such Claim is based on a failure of the Purchaser to deliver or to cause to be delivered the Prospectus made available by the Company pursuant to Section 3(k) if such Prospectus was timely made available by the Company reasonably in advance to the time delivery of such Prospectus was required of such indemnified person. Indemnity under this Section 6(a) shall remain in full force and effect regardless of any investigation made by or on behalf of any indemnified party and shall survive the permitted transfer of the Registrable Securities.

                                        (b)      Indemnification by Purchasers. In connection with any registration pursuant to the terms of this Agreement, each Purchaser will severally but not jointly, indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors, officers, and each person who controls the Company (within the meaning of the 1933 Act or Applicable Canadian Securities Laws) against any Claim insofar as such Claim arises out of or is based on any Violation, in each case to the extent, but only to the extent that such Violation occurs in reliance upon and in conformity with information furnished in writing by such Purchaser to the Company specifically for inclusion in such Registration Statement or Prospectus or amendment or supplement thereto. In no event shall the liability of a Purchaser be greater in amount than the dollar amount of the proceeds (net of all expenses paid by such Purchaser and the amount of any damages such Purchaser has otherwise been required to pay by reason of such Violation) received by such Purchaser upon the sale of the Registrable Securities included in the Registration Statement giving rise to such indemnification obligation.

                                        (c)      Conduct of Indemnification Proceedings. Any person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any Claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such Claim with counsel reasonably satisfactory to the indemnified party; provided that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such Claim, but the fees and expenses of such counsel shall be at the expense of such person unless (a) the indemnifying party has agreed to pay such fees or expenses, (b) the indemnifying party shall have failed to assume the defense of such Claim and employ counsel reasonably satisfactory to such person within a reasonable period of time of being notified of the Claim or (c) in the reasonable judgment of any such person, based upon advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such Claims or there are one or more defenses available to the indemnified party that are not available to the indemnifying party (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such Claim on behalf of such person); and provided, further, that the failure of any indemnified party to give written notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such Claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys, and one firm of local counsel, at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such Claim or litigation. The indemnification required by this Section 6 shall be made by periodic payments during the course of the investigation or defense of any Claim, as and when bills are received or Claims are incurred.

                                        (d)      Contribution. If for any reason the indemnification provided for in the preceding paragraphs (a) and (b) is unavailable to an indemnified party or insufficient to hold it harmless, other than as expressly specified therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such Claim, in such proportion as is appropriate to reflect the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable considerations. No person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the 1933 Act or Applicable Canadian Securities Laws shall be entitled to contribution from any person not guilty of such fraudulent misrepresentation. In no event shall the contribution obligation of a Purchaser be greater in amount than the dollar amount of the proceeds (net of all expenses paid by such Purchaser and the amount of any damages such Purchaser has otherwise been required to pay by reason of such Violation) received by it upon the sale of the Registrable Securities giving rise to such contribution obligation.

          7.      Reports Under the 1934 Act and Canadian Securities Laws.

                    With a view to making available to the Purchasers the benefits of Rule 144 promulgated under the 1933 Act or any other similar rule or regulation of the SEC that may at any time permit the Purchasers to sell securities of the Company to the public without registration, the Company agrees to:

                                        (a)      make and keep public information available, as those terms are understood and defined in Rule 144;

                                        (b)      file with the SEC in a timely manner all reports and other documents required of the Company under the 1933 Act and the 1934 Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

                                        (c)      furnish to each Purchaser so long as such Purchaser owns Registrable Securities, promptly upon request, (i) a written statement by the Company, if true, that it has complied with the reporting requirements of Rule 144, the 1933 Act and the 1934 Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested to permit the Purchasers to sell such securities pursuant to Rule 144 without registration.

                    The Company will also continue to make all filings and take all actions required to maintain its reporting issuer status under Applicable Canadian Securities Laws and use its reasonable best efforts to maintain its eligibility to file a Registration Statement on Form F-3 or Form S-3, as applicable.

          8.      Miscellaneous.

                                        (a)      Amendments and Waivers. This Agreement may be amended only by a writing signed by the parties hereto. The Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent to such amendment, action or omission to act, of the Purchasers affected by such amendment, action or omission to act.

                                        (b)      Notices. All notices and other communications provided for or permitted hereunder shall be made as set forth in Section 14 of the Amendment.

                                        (c)      Assignments and Transfers by Purchasers. This Agreement and all the rights and obligations of any Purchaser hereunder may be assigned or transferred to any transferee or assignee of the Warrants or Registrable Securities. A Purchaser may make such assignment or transfer to any transferee or assignee of any Warrant or Registrable Securities, provided that (i) such transfer is made expressly subject to this Agreement and the transferee agrees in writing to be bound by the terms and conditions hereof and (ii) the Company is provided with written notice of such assignment.

                                        (d)      Assignments and Transfers by the Company. This Agreement may not be assigned by the Company without the prior written consent of the Purchasers, and any assignment or attempted assignment made without such consent shall be void and of no effect.

                                        (e)      Benefits of the Agreement. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

                                        (f)      Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile.

                                        (g)      Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

                                        (h)      Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms to the fullest extent permitted by law.

                                        (i)      Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

                                        (j)      Entire Agreement. This Agreement, together with the Amendment and documents contemplated thereby, is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement, together with the Amendment and documents contemplated thereby, supersedes all prior agreements and understandings between the parties with respect to such subject matter.

                                        (k)      Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to principles of conflicts of law that would defer to the substantive laws of another jurisdiction.

[Signature Page Follows]

          IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

THE COMPANY:

POLYMET MINING CORP.

By:_____________________________________
Name: Douglas Newby
Title: Chief Financial Officer

THE PURCHASER:

GLENCORE AG

By:_____________________________________
Name:
Title:

EXHIBIT A

PLAN OF DISTRIBUTION

          We are registering the Common Shares held by the selling shareholders to permit the resale of these Common Shares by the selling shareholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the Common Shares. We will bear all fees and expenses incident to our obligation to register the Common Shares.

          The selling shareholders may sell all or a portion of the Common Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Common Shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent's commissions. The Common Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

  in the over-the-counter market;

  in transactions otherwise than on these exchanges or systems or in the over-the- counter market;

  through the writing of options, whether such options are listed on an options exchange or otherwise;

  in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  in block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  in purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  in an exchange distribution in accordance with the rules of the applicable exchange;

  in privately negotiated transactions;

  in short sales;

  in sales pursuant to Rule 144;

  broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

  by a combination of any such methods of sale; and

  by any other method permitted pursuant to applicable law.

          If the selling shareholders effect such transactions by selling Common Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the Common Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the Common Shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Common Shares in the course of hedging in positions they assume. The selling shareholders may also sell Common Shares short and deliver Common Shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge Common Shares to broker-dealers that in turn may sell such shares.

          The selling shareholders may pledge or grant a security interest in some or all of the warrants or Common Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Common Shares from time to time pursuant to this prospectus or any amendment or supplement to this prospectus the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the warrants or Common Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

          The selling shareholders and any broker-dealer participating in the distribution of the Common Shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the Common Shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Common Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

          Under the securities laws of some states, the Common Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Common Shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

          There can be no assurance that any selling shareholder will sell any or all of the Common Shares registered pursuant to the shelf registration statement, of which this prospectus forms a part.

          The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Common Shares by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Common Shares to engage in market-making activities with respect to the Common Shares. All of the foregoing may affect the marketability of the Common Shares and the ability of any person or entity to engage in market-making activities with respect to the Common Shares.

          We will pay all expenses of the registration of the Common Shares pursuant to the registration rights agreement, estimated to be $[ ] in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling shareholders will pay all underwriting discounts and selling commissions, if any. We have agreed to indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling shareholders may be entitled to contribution. The selling shareholders have agreed to indemnify us against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholders specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

          Once sold under the shelf registration statement, of which this prospectus forms a part, the Common Shares will be freely tradable in the hands of persons other than our affiliates.